UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material Under Rule 14a-12

TRICO MARINE SERVICES, INC.
(Name of Registrant as Specified In Its Charter)

KISTEFOS AS CHRISTEN SVEAAS ÅGE KORSVOLD
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

IMPORTANT NOTICE:

ANY BLUE PROXY CARD NOT IDENTIFIED AS A [REVISED PROXY CARD] IN THE UPPER RIGHT HAND CORNER OF THE BLUE PROXY CARD WILL NOT BE VOTED BY THE INDEPENDENT PROXIES.

YOU MUST SUBMIT A REVISED BLUE PROXY CARD IF YOU WISH YOUR SHARES TO BE VOTED BY THE INDEPENDENT PROXIES.

May 28, 2009

Dear Fellow Trico Marine Services Stockholder:

Reference is made to the Proxy Statement dated May 18, 2009 (the “Proxy Statement”) of Kistefos AS, Åge Korsvold and Christen Sveaas (collectively, “Kistefos”) furnished in connection with the solicitation by Kistefos of proxies to be voted by the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, at the 2009 Annual Meeting of Stockholders of Trico Marine Services, Inc. on Wednesday, June 10, 2009.  Capitalized terms used, but not otherwise defined herein, shall have the meanings given to them in the Proxy Statement.

We are providing you with this supplement to the Proxy Statement (this “Supplement”) and revised BLUE proxy card to amend Proposal 1 so that, notwithstanding anything to the contrary contained in the Proxy Statement, if Proposals 3, 4 and 5 are adopted, you will have the opportunity to vote the BLUE proxy card for each of the candidates nominated by Trico.

Proposal 1 on our revised BLUE proxy card is amended and restated to read as set forth on the enclosed revised BLUE proxy card.

Our statement in respect of Proposal 1 on pages 17 and 18 of the Proxy Statement is hereby amended and restated in its entirety as follows:

PROPOSAL 1: ELECTION OF COMPANY NOMINEES

Trico is soliciting proxies to elect two candidates nominated by Trico for re-election to the Board as Class II directors. You should refer to the proxy statement and form of proxy distributed by Trico for the names, background, qualifications and other information concerning these candidates. There can be no assurance that any of these candidates will, if elected, serve with any of the Kistefos Nominees.

We are seeking authority for the Independent Proxies to vote your Shares in respect of the candidates nominated by Trico for re-election to the Board as Class II directors. However, because of our disapproval of his management record and his opposition to the Kistefos Proposals, we do not intend to support the election of Mr. Joseph S. Compofelice. If you vote for Proposal 1 on the revised BLUE proxy card, the Independent Proxies will vote your Shares for the candidates nominated by Trico for re-election to the Board as Class II directors, unless you write the name of Mr. Compofelice and/or Mr. Ben A. Guill in the space provided under Proposal 1. We strongly recommend that you withhold voting with respect to Mr. Compofelice by writing in his name in the space provided. A withheld vote will have the same effect as a vote “against” the election of a nominee. If Mr. Compofelice or any other nominee fails to receive a majority of the votes present at the Annual Meeting, he will not be re-elected to the Board. In the event that one or more of the candidates nominated by Trico for re-election to the Board fails to be elected or refuses to serve with the Kistefos Nominees, the Bylaws provide that director vacancies may be filled by the remaining directors then in office even if less than a quorum.

We intend to vote our Shares FOR Proposal 1, other than in respect of Mr. Compofelice. If you return a properly executed revised BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also withhold voting your Shares with respect to Mr. Compofelice. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the revised BLUE proxy cards with respect to Proposal 1, and your Shares will not be voted for the election of the candidates named in Proposal 1, which will have the same effect as a vote “against” their election.

All of the similar statements made in the Proxy Statement to the effect that the Independent Proxies will vote your Shares for the candidate nominated by Trico for re-election to the Board as a Class II director other than Mr. Joseph S. Compofelice are also hereby amended and restated to provide that the Independent Proxies will vote your Shares for the candidates nominated by Trico for re-election to the Board as a Class II directors, unless you write the name of Mr. Compofelice and/or Mr. Guill in the space provided under Proposal 1. We strongly recommend that you withhold voting with respect to Mr. Compofelice by writing in his name in the space provided on the revised BLUE proxy card. A withheld vote will have the same effect as a vote “against” the election of such nominee.

***

IN ORDER TO WITHHOLD AUTHORIZING THE INDEPENDENT PROXIES TO VOTE FOR MR. JOSEPH S. COMPOFELICE, YOU MUST WRITE HIS NAME IN THE SPACE PROVIDED ON THE REVISED BLUE PROXY CARD UNDER PROPOSAL 1.

IN ADDITION, IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE PROPOSALS SET FORTH ON THE PROXY CARD, THE INDEPENDENT PROXIES WILL VOTE YOUR SHARES FOR SUCH PROPOSAL(S), OTHER THAN FOR THE ELECTION OF JOSEPH S. COMPOFELICE, AS TO WHOM THE INDEPENDENT PROXIES WILL WITHHOLD VOTING.

This Supplement and the revised BLUE proxy card are first being furnished to stockholders on or about May 28, 2009. Other than with respect to the revision to Proposal 1, this Supplement does not in any way change the nature of the other Proposals previously submitted by Kistefos for your approval. This Supplement amends and modifies the Proxy Statement only to the extent herein provided and should be read in connection therewith.

THE 2009 ANNUAL MEETING IS OF PARAMOUNT IMPORTANCE TO THE FUTURE DIRECTION OF TRICO, AND YOUR VOTE IS VERY IMPORTANT. WE URGE YOU TO SUBMIT THE ENCLOSED REVISED BLUE PROXY CARD AS SOON AS POSSIBLE.

If you have any questions or need assistance in voting your Shares, please contact the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, at (732) 928-6133 or our proxy solicitor:

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
Stockholders Call Toll-Free: (877) 869-0171
Banks and Brokers Call Collect: (212) 297-0720

Yours sincerely,

Åge Korsvold

[REVISED PROXY CARD]

PROXY SOLICITED BY KISTEFOS

2009 Annual Meeting of Stockholders of Trico Marine Services, Inc.
On June 10, 2009

The undersigned hereby appoints Carl T. Hagberg and Raymond J. Riley, or each of them (each, an “Independent Proxy” and collectively, the “Independent Proxies”), as proxy for the undersigned, with full power of substitution, to form a proxy committee and authorizes each of them to represent and vote through such proxy committee, as designated, all of the shares (the “Shares”) of common stock, $0.01 par value per share of Trico Marine Services, Inc. (the “Company” or “Trico”) that the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of stockholders of Trico, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2009 Annual Meeting”).

IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE PROPOSALS SET FORTH ON THE PROXY CARD, THE INDEPENDENT PROXIES WILL VOTE YOUR SHARES FOR SUCH PROPOSAL(S), OTHER THAN FOR THE ELECTION OF JOSEPH S. COMPOFELICE, AS TO WHOM THE INDEPENDENT PROXIES WILL WITHHOLD VOTING.

, 2009
Stockholder Sign Here	Date

Stockholder (if held jointly)	Title or Authority

Please sign exactly as name appears hereon.  If Shares are registered in more than one name, the signature of all such persons should be provided.  A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title.  Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such.  If a partnership, please sign in the partnership name by an authorized person.  The proxy card votes all Shares in all capacities.

PROXY SOLICITED BY KISTEFOS

2009 Annual Meeting of Stockholders of Trico Marine Services, Inc.

YOUR VOTE IS IMPORTANT
Please take a moment now to vote your Shares of Trico Marine Services, Inc.
Common Stock for the upcoming 2009 Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE.

If you wish to cast a vote for the election of Åge Korsvold or Christen Sveaas (the “Kistefos Nominees”) you must NOT return the white proxy card provided by the Company.  If you submit a white proxy card, your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote “against” their election.  If you do not submit any proxy or voting instruction form, your Shares will not be deemed present for quorum purposes and will not be voted.

We are seeking authority for the Independent Proxies to vote for Proposals 1, 9, 10 and 11 which relate to the election of the Kistefos Nominees and the candidates nominated by the Company for election (the “Company Nominees”), if Proposals 3, 4 and 5 are adopted by the stockholders.  If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the revised BLUE proxy cards with respect to the election of the Kistefos Nominees or the Company Nominees, and your Shares will not be voted for the election of such Nominees, which will have the same effect as a vote “against” their election.

PLEASE DETACH ALONG THE PERFORATION,
SIGN, DATE AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

COMMON STOCK	ANNUAL MEETING PROXY CARD

KISTEFOS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE THE BLUE CARD FOR PROPOSALS 3, 4, 5, 6, 7, 8, 10, 11 AND 12 BELOW. KISTEFOS IS ALSO SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO VOTE FOR PROPOSAL 2.

KISTEFOS IS ALSO SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO VOTE FOR PROPOSALS 1 AND 9 IF PROPOSALS 3, 4 AND 5 ARE ADOPTED, EXCEPT THAT KISTEFOS STRONGLY RECOMMENDS THAT YOU WITHHOLD VOTING FOR MR. JOSEPH S. COMPOFELICE. IN ORDER TO WITHHOLD VOTING FOR MR. JOSEPH S. COMPOFELICE AND/OR MR. BEN A. GUILL, PLEASE WRITE SUCH COMPANY NOMINEE’S NAME(S) IN THE SPACE PROVIDED IN THE NOTE TO PROPOSAL 1 BELOW.

		FOR	ABSTAIN	AGAINST
1.	To elect the candidates nominated by Trico for re-election as Class II directors.	☐	☐	☐

Note:

If you vote “For” Proposal 1, and if Proposals 3, 4 and 5 are adopted, the Independent Proxies will vote for the candidates nominated by Trico for re-election as Class II directors. You may withhold authority to vote for any candidate nominated by Trico for re-election as a Class II director nominee by writing in the name of such nominee(s) below. You should refer to the proxy statement and form of proxy distributed by Trico for the names, background, qualifications and other information concerning

Trico’s nominees. Kistefos recommends that you write in below the name of Mr. Joseph S. Compofelice to withhold voting your Shares for him, which will have the same effect as a vote “Against” his election.

Write in name(s):

If you vote “Against” Proposal 1, the Independent Proxies will vote against the candidates nominated by Trico for re-election as Class II directors. If you “Abstain” in respect of Proposal 1, the Independent Proxies will abstain from voting your Shares. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote with respect to Proposal 1, and your shares will not be voted on the election of the candidates nominated by Trico for re-election as Class II directors, which will have the same effect as a vote “Against” their election.

There can be no assurance that any candidate nominated by Trico for re-election as a Class II director, if elected, will serve with the Kistefos Nominees.

		FOR	ABSTAIN	AGAINST
2.	To ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm for 2009.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
3.	To adopt a resolution to increase the number of directors on the Board to nine.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
4.	To amend Section 2 of Article III of the Company’s Bylaws to increase the quorum requirements for the Board to seven directors, of which quorum at least six will be U.S. citizens	☐	☐	☐

		FOR	ABSTAIN	AGAINST
5.	To adopt a resolution to remove Per Staehr from the Board without cause.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
6.	To amend the Company’s Bylaws to provide that two or more stockholders holding at least 15% of the outstanding Shares of the Company may call a special meeting of stockholders.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
7.	To adopt a resolution repealing amendments to the Company’s Bylaws made by the Company after December 15, 2008.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
8.	To adopt a resolution recommending that the Board take the necessary steps to provide that all directors have a one-year term of office.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
9.	If Proposal 5 is adopted, to elect the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
10.	Upon the approval of Proposals 3, 4 and 5 above, to elect Åge Korsvold to the Board.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
11.	Upon the approval of Proposals 3, 4 and 5 above, to elect Christen Sveaas to the Board.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
12.

To amend the Bylaws to provide that a person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected.

		☐	☐	☐

The Independent Proxies (or their substitutes) may vote in their discretion to transact such other business as may properly come before the 2009 Annual Meeting, including, in the event any nominee(s) designated above become unable to serve, to vote for the election of such bona fide substitute nominee(s) for director as may be nominated by the Company or by Kistefos (in the event Trico or a court of competent jurisdiction allowed Kistefos to nominate such substitute nominee(s)). In addition, in the event that Kistefos nominates any substitute nominee(s), we will file an amended proxy statement that, as applicable, (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE PROPOSALS SET FORTH ON THE PROXY CARD, THE INDEPENDENT PROXIES WILL VOTE YOUR SHARES FOR SUCH PROPOSAL(S), OTHER THAN FOR THE ELECTION OF JOSEPH S. COMPOFELICE, AS TO WHOM THE INDEPENDENT PROXIES WILL WITHHOLD VOTING.